Notice of Exempt Solicitation

NAME OF REGISTRANT: Johnson and Johnson

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America and co-filers Achmea; Evernance Financial; Trinity Health; Benedictine Sisters of Mount St. Scholastica; Common Spirit; Mercy Investments; Benedictine Sisters of Virginia; Benedictine Sisters of Borene, Texas; the Sisters of Charity of Saint Elizabeth; Benedictine Women of Madison; and Peace Health urge you to vote FOR Item 8 at the Annual Meeting of Johnson and Johnson (JNJ) on April 28, 2022.

I. SUMMARY OF RESOLUTION

RESOLVED that shareholders of Johnson & Johnson (“JNJ”) ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how JNJ subsidiary Janssen’s receipt of government financial support for development and manufacture of vaccines and therapeutics for COVID-19 is being, or will be, taken into account when engaging in conduct that affects access to such products, such as setting prices.

Supporting Statement

This proposal enables shareholders to assess and address several risks that have arisen during the COVID-19 pandemic related to Johnson & Johnson’s (JNJ) management of development, production, and pricing of its COVID-19 vaccine.

Overall, JNJ subsidiary Janssen has received an estimated $ 1.5 billion from the U.S. government to develop and manufacture vaccines for COVID-19.1 Yet numerous concerns with respect to JNJ’s management of pricing and access of the COVID-19 vaccine have arisen, creating both reputational and financial risks for investors, and long-term concerns for the company.

Three critical challenges with respect to how JNJ has managed COVID-19 pricing and access are the following:

•	JNJ has not disclosed how substantial public support factors into its approach to ensure access to COVID-19 vaccines, including pricing and sharing of intellectual property.

•	JNJ has stated publicly that it will distribute a vaccine on a ‘non-profit’ basis, but that commitment is limited to “emergency pandemic use”[2] and that such ‘non-profit’ pricing may conclude by the end of 2022 or early 2023.[3] A decision to change from a pandemic price to a non-pandemic price, even as most of the world remains unvaccinated, could carry serious reputational risks.

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1 https://crsreports.congress.gov/product/pdf/IN/IN11560

2 “Johnson & Johnson Announces a Lead Vaccine Candidate for COVID-19.” Johnson & Johnson. March 30, 2020. https://www.jnj.com/johnson-johnson-announces-a-lead-vaccine-candidate-for-covid-19-landmark-new-partnership-with-u-s-department-of-health-human-services-and-commitment-

to-supply-one-billion-vaccines-worldwide-for-emergency-pandemic-use. J&J stated that they would conduct an external audit of their non-profit price in July 2020. https://energycommerce.house.gov/sites/democrats.energycommerce.house.gov/files/documents/Testimony - Douoguih 20200721_0.pd. Human Rights Watch wrote to J&J requesting this audit in June 2021. https://www.hrw.org/sites/default/files/media_2021/12/HRW Vaccine Letters and Responses %281%29.pdf.

3 https://www.biopharmadive.com/news/johnson-johnson-vaccine-not-for-profit-price/608477/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Johnson & Johnson’s proxy statement.

•	JNJ has failed to meet its own production targets since emergency use authorisation of the vaccine. By the end of 2021, the company only had manufactured an estimated 40% of the one billion doses it promised to produce and halted production at its one facility producing vaccines[4] Furthermore, JNJ has not facilitated open sharing of its intellectual property and know-how to ensure decentralised production of its vaccine to meet demand.

These policies and practices have created both financial and reputational risks for investors, and short and long term reputational and financial risks for the company. This includes the following:

•	JNJ and investors have and will face reputational damage from its lack of transparency surrounding vaccine pricing and other conduct that affects access.
•	JNJ’s pricing approach undermines the ability of governments to end the pandemic, threatening investor returns across their portfolios.
•	JNJ’s failure to meet production targets that the company itself set in 2021, despite the receipt of public funding, means lost sales and inadequate market share.

II. ARGUMENTS IN FAVOR OF A FOR VOTE

JNJ has received substantial public support to facilitate the development of its COVID-19 vaccine. This includes nearly $1.5 billion dollars in federal funding to develop the vaccine, run clinical trials, and expand manufacturing. Widespread immunisation with safe and effective vaccines is critical to halt transmission, protect against hospitalisation and death, and help to curb the impact of COVID-19 upon health systems and the global economy. The company must explain to investors how substantial public investment in the discovery, development, and manufacturing of its vaccine has factored into its decisions that determine whether such a vaccine is available and affordable. Until now, the company has not.

Instead, JNJ’s licensing and pricing strategy, and the inability to account for public funding within such a strategy, creates several on-going and future risks for investors. Specifically, a lack of transparency and access: (1) undermines the ability of governments to end the pandemic and protect investor returns, and (2) generates a reputational risk for JNJ and its investors.

1.	JNJ’s licensing and pricing strategy could undermine the ability of governments to end the pandemic and therefore harm investor returns.

JNJ’s pricing strategy, inability to meet production goals, and its approach to licensing limit broad vaccine access, thereby prolonging the pandemic and harming overall investor returns. In particular:

•	JNJ has announced a pricing strategy for its single-shot vaccine with a price of no more than US$ 10 per dose[5] during the “emergency pandemic use” phase. The company also announced that it could abandon non-profit pricing for its vaccine, which could translate into higher prices.[6]

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4 https://www.nytimes.com/2022/02/08/business/johnson-johnson-covid-vaccine.html. More recent Airfinity data suggests a lower number, estimating 345 million doses delivered as of February 2022. https://webassets.oxfamamerica.org/media/documents/Pandemic_of_Greed_C8U0wB6.pdf?_gl=1*1dqfidu*_ga*NzMyNjAyNDI2LjE1NTU1OTc5NTI.*_ga_

R58YETD6XK*MTY0ODQ5ODExMC4xNDEuMC4xNjQ4NDk4MTEwLjYw.

5 https://www.bloomberg.com/news/articles/2021-02-27/johnson-johnson-covid-19-vaccine-is-cleared-for-use-in-u-s

6 https://www.biopharmadive.com/news/johnson-johnson-vaccine-not-for-profit-price/608477/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Johnson & Johnson’s proxy statement.

•	The company has failed to meet production goals in 2021, which has translated into shortfalls in supply to countries and purchasing mechanisms that could have provided the vaccine to unvaccinated populations. By December 2021, the NY Times estimated that JNJ had only fulfilled 400 million of the one billion doses it promised to produce.[7]

•	While the company has signed several bilateral agreements for vaccine production through third parties,[8] it has refused to share intellectual property and know-how with the COVID-19 Technology Access Pool and has not managed to sign additional agreements with other manufacturers. Additional licensing and manufacturing agreements, for example through the COVID-19 Technology Access Pool, could have increased production and improved overall immunization rates worldwide.

A failure to supply vaccines in a timely fashion undermines the ability of governments to protect their populations, thereby leading to onward transmission of the virus and the potential emergence of new variants of concern, as has been the case with the omicron variant at the end of 2022. Recent studies indicate that a two-dose regimen of the JNJ vaccine significantly improves protection against the omicron variant9, which is likely to increase total demand and underscores the potential of the vaccine to help end the pandemic. However, even if there was to be increased supply, countries may not be able to purchase the vaccine due to its price, especially if JNJ changes the price to reflect the ‘end of the pandemic’. This could mean that low- and middle-income countries cannot afford to purchase adequate quantities of vaccine to immunize their populations.

For investors, the lack of widespread vaccination, due in part to JNJ’s inability to meet production targets and fulfil contracts, creates significant financial risks to a wider portfolio of investments. The emergence of new variants represents a serious risk to investors: numerous economic forecasts confirm that omicron is projected to have significant economic consequences in the first quarter of 2022. Moody’s has revised its forecast for GDP growth downward from a roughly 5% annualised rate to near 2%, and Jeffries has slashed its forecast to 1.5% from a previously forecast 6.6%.10 Investors hoping for broad economic recovery should urge JNJ to do everything in its power to speed the end of the pandemic, which entails transferring vaccine technology and know-how.

2.	JNJ’s approach to access to its COVID-19 vaccine has already and could continue to generate reputational risks for JNJ and its investors.

JNJ faces reputational risk with respect to how the company has managed pricing and access. The company has not stated how public funding affects price. The company has also refused to disclose the vaccine’s cost and eventual “commercial” price, which will likely vary from country to country. While the company has stated it will distribute a vaccine on a ‘non-profit’ basis, the commitment is limited to ‘emergency pandemic use’ and that such pricing may end by the end of 2021.11 If and when the company increases prices of its COVID-19 vaccine, despite large numbers of people remaining unvaccinated worldwide, it could lead to significant reputational risks for the company and investors.

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7 https://www.nytimes.com/2022/02/08/business/johnson-johnson-covid-vaccine.html. More recent Airfinity data suggests a lower number, estimating 345 million doses delivered as of February 2022. https://webassets.oxfamamerica.org/media/documents/Pandemic_of_Greed_C8U0wB6.pdf?_gl=1*1dqfidu*_ga*NzMyNjAyNDI2LjE1NTU1OTc5NTI.*_ga_R58YETD6XK*

MTY0ODQ5ODExMC4xNDEuMC4xNjQ4NDk4MTEwLjYw.

8 https://www.merck.com/news/merck-to-help-produce-johnson-barda-to-provide-merck-with-funding-to-expand-mercks-manufacturing-capacity-for-covid-19-vaccines-and-medicines/; https://www.reuters.com/business/healthcare-pharmaceuticals/indias-biological-e-make-jj-vaccine-alongside-own-shot-managing-director-says-2021-05-18/; https://www.reuters.com/business/healthcare-pharmaceuticals/safricas-aspen-signs-non-binding-agreement-with-jj-covid-vaccine-license-2021-11-30/

9 https://www.nytimes.com/2021/12/30/health/johnson-vaccine-booster-omicron.html

10 https://www.barrons.com/articles/omicron-covid-first-quarter-gdp-economy-51640739855?tesla=y

11 https://www.bloomberg.com/news/videos/2021-07-21/j-j-cfo-not-for-profit-vaccine-price-likely-to-end-in-2021-video

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Johnson & Johnson’s proxy statement.

Furthermore, in 2021, due in part to shortfalls in vaccine production, JNJ faced significant criticism when the New York Times reported that the company had transferred COVID-19 vaccine doses ‘finished’ at Aspen Pharmaceutical in South Africa to the European Union, even as there was a significant shortage of vaccine doses in South Africa (and on the African continent), inadequate vaccination of the population, and a worsening pandemic.12 According to the news report, at least 32 million doses of vaccine were exported from South Africa to the European Union.13 The decision to export these doses was met with outrage, by African governments, the World Health Organization, and public health organizations around the world,14 thereby creating a significant reputational risk for both JNJ and its investors.

III. CONCLUSION

JNJ’s receipt of an estimated US $1.5 billion dollars of federal funding should be accompanied by transparency, so that investors can gauge the material risks that accompany receiving such an enormous sum while failing to meet production targets and prevent broader vaccine access. Instead, JNJ has not met production goals, has pursued a pricing strategy that could increase prices just as record cases affect many countries, and has not explained how such funding from the U.S. government was integrated into its access strategy.

We urge shareholders to vote “For” Item 8.

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12 https://www.nytimes.com/2021/08/16/business/johnson-johnson-vaccine-africa-exported-europe.html

13 https://www.nytimes.com/2021/08/16/business/johnson-johnson-vaccine-africa-exported-europe.html

14 https://www.usnews.com/news/world/articles/2021-08-19/eu-says-import-of-j-j-vaccines-from-south-africa-is-temporary. The company has also been harshly criticized for taking “the only plant making usable batches of the vaccine” offline for up to six months after delivering only 40% of projected doses last year. “We really needed their doses in 2021, and we were counting on them,’ Dr. Berkley [of Gavi, the Vaccine Alliance, on behalf of COVAX], said. ‘They didn’t deliver. So we had to find other doses to meet the countries’ needs.’” https://www.nytimes.com/2022/02/08/business/johnson-johnson-covid-vaccine.html.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Johnson & Johnson’s proxy statement.